UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      September 9, 2005

Mr. Nicholas J. DeIuliis
Chief Executive Officer
CNX Gas Corporation
1800 Washington Road
Pittsburg, PA  15241



      Re:	CNX Gas Corporation
		Registration Statement on Form S-1
      Filed August 12, 2005
		File No. 333-127483

Dear Mr. DeIuliis:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







General
1. Where comments on one section or document also relate to disclosure in another section or document, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.
2. Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you wish to include in the prospectus. Also provide accompanying captions, if any. We may have comments after reviewing these materials.
3. Provide the estimated per share price range of the offering or supplementally advise us of the proposed price range. We note that there is no market for the shares. We may have additional comments.
4. Ensure that your prospectus includes the latest and best information available. In your next amendment, provide all the information that you have omitted, including:
* the beneficial ownership information at page 91, including the number of shares underlying options that are currently exercisable or that will become exercisable within 60 days of the date of the prospectus and the percentage of shares of common stock owned if exceeding one percent;
* the selling stockholder information at page 92;
* estimates for all unknown amounts, identified as such, in Item
13;
and
* the legal opinion regarding the validity of the shares to be provided by Buchanan Ingersoll, P.C.
5. Substantiate the following statements:
* "We are also a leading developer of coalbed methane" at page 1;
* "We believe that we are the second largest gas producer in the Appalachian Basin" at page 1;
* "We employ a variety of advanced techniques that work in conjunction with the mining process to extract a greater percentage of the CBM from the coal seam than the application of conventional development methods" at page 4; and
* "We have developed advanced well designs..." at page 4.
6. Please provide us with an organizational chart depicting the company`s affiliations and a chart reflecting CONSOL Energy Inc.`s contributions to the company.



Summary, page 1
7. Your disclosure suggests that you own rights to several properties directly or through joint ventures. Provide tabular disclosure of the properties in which you hold an interest, specify the type of interest you hold and the percentage of such interest, and describe how you acquired the interest.

Areas of Operation, page 3
8. Clarify what you mean by "an inventory of ...conventional drilling locations."

Summary of Financial, Reserve and Operating Data, page 8
9. It appears that you would need to add disclosure to discuss how you
define your pretax PV-10 value, how you utilize such value, and the
reasons you believe it is useful to readers, in order to comply with
the guidance in Item 10(e)(1)(i) of Regulation S-K. Additionally, your PV-10 non-GAAP measure would need to be reconciled to the most directly comparable GAAP based measure, presumably the
standardized
measure of discounted future net cash flows described in paragraph
30
of SFAS 69.

Risk Factors, page 10
10. Eliminate language that mitigates the risk you present. Examples include clauses, such as "we cannot be sure," "we cannot assure you," or "we cannot be certain," as well as "we expect to be significantly less hedged." Also state the risk directly and plainly, eliminating statements, such as "no one can measure underground accumulations of natural gas in an exact way" on page 10.
11. We note your risk factor discussion relating to the property rights that you have acquired from CONSOL Energy. Expand the discussion to address, if material, the potential liability you may incur from acquiring such rights. In this regard, we note that you have "assumed all of the liabilities related to" the assets and gas operations that were transferred to you, "even if those liabilities were as a result of activities occurring prior to the effective date of the separation of the businesses."

We may be unable to retain our existing senior management ..., page 13
12. Identify your key executives.



Cautionary Statement Concerning Forward-Looking Statements, page
20
13. Delete the term "will" from your list in the third sentence.

Management`s Discussion and Analysis, page 25

Liquidity and Capital Resources, page 44

Contractual Commitments, page 45
14. Please expand your disclosure to address the various purchase commitments for "materials, supplies and items of permanent investment incidental to the ordinary conduct of business," that you mention on page F-31, and also the other long-term liabilities reflected on your balance sheet, both of which appear to be excluded from your presentation, but would ordinarily be required under Regulation S-K,
Item 303(a)(5).
Legal Proceedings, page 65
15. We note that you have been subject to claims involving environmental remediation regulations. In this regard, disclose any related proceedings in which any governmental authority has been a party and which has resulted in penalties exceeding $100,000. See Instructions to Item 103(5) of Regulation S-K.

Management, page 67
Summary Compensation Table, page 70
16. Disclose the positions occupied by the individuals named in the summary compensation table.

Relationship with Consol Energy and Certain Transactions with Affiliates and Management, page 82
17. Disclose whether any current and foreseeable transactions with CONSOL Energy are or will be on terms no less favorable than could be obtained from unaffiliated third parties.
18. We note that you have provided for the indemnification of CONSOL
Energy and its affiliates against all liabilities arising out of federal or states securities laws. Revise to indicate the Commission`s position as set forth in Item 510 of Regulation S-K.

Plan of Distribution, page 98
19. We note that the selling stockholders may engage in short sales of your common stock. Please see Corporation Finance Telephone
Interpretation A.65 in that regard.

Glossary of Natural Gas and Coal Terms
20. Define the term "coal seam."

Financial Statements

General
21. Please update your registration statement to include financial statements for your second fiscal quarter ended June 30, 2005, to comply with Rule 3-12(a) of Regulation S-X.
22. We understand that you intend to implement various changes, including those associated with the Master Separation Agreement mentioned on page 82, in conjunction with your registration and separation from CONSOL Energy that may impact your cost structure, and the indicative value of your financial information. As you may know, the guidance in Item 303(a) of Regulation S-K, and related interpretations in FRC Section 501.12 and 13, would ordinarily require discussion and analysis of these matters under the circumstances. Further, under the guidance in Rule 11-01(a)(7) of Regulation S-X, pro forma information is required when necessary to reflect the operations and financial position of an entity previously included as part of another entity, as autonomous.

Please amend your filing to address the effect that changes in contractual arrangements, or changes which otherwise are expected to impact the manner by which you will be conducting business, that will occur in conjunction with your registration and separation from CONSOL
Energy, are expected to have on your results of operations and financial position. We expect your disclosures would encompass, but would not necessarily be limited to, the following items: (i) contribution of assets and assumption of liabilities, (ii) leasing arrangements, (iii) tax sharing agreement, (iv) services agreement,
(v) revolving credit agreement, (vi) interest on borrowings, (vii) special dividend, (viii) securitization fees, and (ix) guarantees provided by CONSOL Energy.

Items for which the effects are material, estimable, and consistent with the provisions set forth in Rule 11-02(b)(6) of Regulation S-X, may need to be set forth in a pro forma presentation. Please address each of the items listed above in this regard.
23. On a related point, you should address the beneficial effect of any business relationships that are expected to continue in the near term, such as the financial guarantees, which would not result in pro forma adjustments, but which are expected to impact your operations in the future. In this instance, please add disclosure to discuss the estimated costs of securing similar financial guarantees in the future, or the financial implications (e.g. cost of capital) to your business of not securing such guarantees.

Notes to Audited Financial Statements, page F-18

Note 2 - Transactions with Related Parties, page F-23
24. We note that you sell gas to Buchanan Generation (Buchanan), an entity in which you have a 50% interest. Please disclose the amount of net profit from gas sales to Buchanan that you have eliminated in preparing your financial statements to comply with the guidance in paragraph 19(a) of APB 18, and the related interpretation set forth in
IRQ 1 of AIN-APB18. If you have not followed this guidance, quantify the amounts and tell us the reasons you believe it does not apply.

Note 9 - Property, Plant and Equipment, page F-29
25. We note your disclosure on page 52, describing your unique standing among gas producers that is attributable to your relationship with CONSOL Energy, stating "...a substantial portion of our gas production was associated with mining activity in the same coal horizons from which gas could be extracted." On page 89 you further explain that although you benefit from gob drilling necessary to the coal mining business, you are "...not burdened with the cost to drill gob wells."

Given the shared benefits of the drilling activity you describe, you would ordinarily need to allocate the related costs between your coal and gas businesses, so that your financial statements reflect all costs of doing business, to comply with the guidance in SAB Topic 1:B.1. Please expand your disclosure under this heading to explain how the various assets comprising your PP&E have been identified and valued, and to indicate the extent to which they reflect an allocation of costs related to the CONSOL Energy coal fields.

Based on your disclosures, it appears you may need to restate your financial statements to reflect a proper attribution of costs. Please submit an analysis identifying the nature of all costs incurred by your coal mining business that are also beneficial to your gas business. Quantify these amounts and show relative attribution to each of these operations. Explain your rationale in determining the allocation methodology applied to each pool of costs.
26. Expand your disclosure to address the terms under which CONSOL Energy can purchase shares of your capital stock under the option arrangement mentioned on page 83. Identify the price at which such shares may be purchased, or describe the method of determining the price, and explain how you account for the options.

Note 17 - Supplemental Gas Data (Unaudited), page F-35
27. We note your disclosure on page 55 stating that "...some of the
2003 and 2004 [exploratory] wells are still being evaluated or are awaiting completion...."  If significant, please disclose your capitalized costs of unproved properties to comply with paragraph
19
of SFAS 69. Alternatively, if you believe that such costs are not significant, please include disclosure to that effect and submit your underlying analysis.

Note 19 - Subsequent Events, page F-39
28. Please expand your disclosure to address matters such as asset impairment and contingent liabilities that have arisen or may arise as a result of the Buchanan Mine fire, mentioned on page 5, which you indicate has caused an impairment in your gas production associated with mining activity.
Signatures
29. Revise to identify those signing in multiple capacities, including the individual signing as controller or principal accounting officer.

Engineering Comments

Risk Factors, page 10

We face uncertainties in estimating proven recoverable gas reserves..., page 11
30. Your statement here, "We prepare our own estimates of proved reserves, which are reviewed by independent petroleum engineers" is inconsistent with your assertion on page 1, "The estimates of our proved reserves as of December 31, 2004, 2003 and 2002 included in this prospectus are based on reserve reports prepared by Ralph E. Davis Associates, Inc. and Schlumberger Data and Consulting Services."
Amend your document to eliminate this discrepancy. Address the unique meanings of "review" and "audit" in oil and gas reserve estimation, if appropriate.

We need to use unproven technologies to extract coalbed methane..., page 15
31. Please expand this to disclose each extraction method to which this refers. Address the significant uncertainties associated with each method.

We must coordinate some of our gas production activities with coal mining activities..., page 18

We may lose certain synergistic advantages by separating ourselves..., page 18
32. Expand these two risk factors to disclose your net acreage and proved reserves that are affected by each particular condition.

Business, page 49

Areas of Operation, page 50
33. Please expand the description here to include the counties in which your areas reside.
34. We note the references to CBM and conventional drilling locations in your operating areas. Please amend your document to disclose the number of proved undeveloped locations for each area.

Drilling, page 55
35. Please amend your document to disclose the number of dry and productive exploratory wells per section 6 of SEC Industry Guide
2.
You may include a third category for those wells whose status has not yet been determined.

Average Sales Prices and Lifting Costs, page 55
36. Amend your document to disclose your historical oil and gas prices before and after the effect of your hedging arrangements.

Productive Wells and Acreage, page 55
37. Please explain to us the reasons for the difference between the ultimate proved developed reserves per proved developed acre, 6.2 MMCF/acre (= 911 BCF/145,791 acres), and your proved undeveloped reserves per proved undeveloped acre, 17.4 MMCF/acre (=666 BCF/38,340 acres). Address the number of wells needed to recover your claimed proved undeveloped reserves.

Relationship with Consol Energy and certain transactions with affiliates and management, page 82

Wells and Capturing Gas, page 85

38. We note that "CONSOL Energy has the right at its expense to develop wells located within an active mining area (i.e., coal area) or within CONSOL Energy`s then ten year mine plan area." Explain how you have exclusive rights to the proved reserves in the coal area. Otherwise, amend your document to exclude those proved reserves to which you cannot demonstrate your entitlement.

Financial Statements, page F-1

Net Reserve Quantity, page F-36
39. Amend your document to specify the reserves disclosed here are proved.
40. Amend your document to disclose separately all line item changes, including revisions, as required by SFAS 69, paragraph 11.

Appendix A, page A-4
41. We note the statement, "The proved undeveloped reserves within the
CNX mine area are based on the total calculated proved reserves minus the proved producing reserves." Please explain the methodology here.
Address the number of wells you have projected to recover your claimed
PUD reserves

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.









      You may contact Lily Dang at (202) 551-3867 or Karl Hiller at
(202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Direct your questions relating to the engineering comments to Ronald Winfrey, Mining Engineer, at (202) 551-3704. Please contact Carmen Moncada-Terry at
(202) 551-3687 or, in her absence, the undersigned at (202) 551-
3740
with any other questions.


      					Sincerely,



      					H. Roger Schwall
      Assistant Director


cc: 	L. Davis
      C. Moncada-Terry

Mr. Nicholas J. DeIuliis
CNX Gas Corporation
September 9, 2005
Page 11